UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
COGNEX CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options To Purchase Common Stock
par value $.002 per share

(Title of Class of Securities)
192422103

(CUSIP Number of Class of Securities of Underlying Common Stock)
Robert J. Shillman
Chief Executive Officer, President and Chairman of the Board of Directors
Cognex Corporation
One Vision Drive
Natick, Massachusetts 01760
(508) 650-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copy to:
Anthony J. Medaglia, Jr., Esq.
Goodwin Procter LLP
53 State Street
Boston, Massachusetts 02109
(617) 570-1000
CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$9,638,779	$537.84
*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 5,253,307 shares of Common Stock of Cognex Corporation will be purchased pursuant to this offer for an aggregate cash value of $9,638,779. The actual transaction value will be based on the number of options tendered, if any, which may result in a lower aggregate amount.

**	$55.80 per $1,000,000 of the aggregate offering amount pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Advisory No. 5 for fiscal year 2009.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A

Form or Registration Number: N/A	Date Filed: N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	Third party tender offer subject to Rule 14d-1.

☑	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

SCHEDULE TO
ITEM 1. SUMMARY TERM SHEET.
     The information set forth under the “Summary of Terms” section in the Offer to Purchase Outstanding Stock Options Having an Exercise Price Equal to or Greater than $23.00 per Share, filed as Exhibit (a)(1)(A) hereto (the “Offer to Purchase”), is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION.
(a)	Name and Address. The name of the issuer is Cognex Corporation, a Massachusetts corporation (the “Company” or “Cognex”). The address of its principal executive office is One Vision Drive, Natick, Massachusetts 01760. The telephone number of its principal executive office is (508) 650-3000.
(b)	Securities. This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by the Company to purchase currently outstanding stock options having an exercise price equal to or greater than $23.00 per share and granted under the Company’s 2007 Stock Option and Incentive Plan, 1998 Stock Incentive Plan, as amended and 1998 Non-Employee Director Stock Option Plan, as amended. The information in the Offer to Purchase under the “Summary of Terms” section and Section 1 (“Eligible Participants; Number of Options; Offer Termination Date”) is incorporated herein by reference.
(c)	Trading Market and Price. The information in the Offer to Purchase under Section 8 (“Price Range of Common Stock”) is incorporated herein by reference.
ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSON.
(a)	Name and Address. The Company is both the filing person and the subject company. The information set forth under Item 2(a) above and in the Offer to Purchase under Section 9 “Interests of Directors and Officers; Transactions and Arrangements Involving Options” is incorporated herein by reference.
ITEM 4. TERMS OF THE TRANSACTION.
(a)	Material Terms. The information set forth in the Offer to Purchase under the “Summary of Terms” section, the “Material Risks of Participating in the Offer” section, Section 1 (“Eligible Participants; Number of Options; Offer Termination Date”), Section 2 (“Purpose of the Offer”), Section 3 (“Valuation of Eligible Options; Amount of the Payment for Eligible Options”), Section 4 (“Procedures for Tendering Your Eligible Options”), Section 5 (“Withdrawal Rights; Change in Election”), Section 6 (“Acceptance of Options for Purchase and Cancellation; Delivery of Total Payment”), Section 7 (“Conditions of the Offer”), Section 10 (“Source of Funds; Accounting Consequences of the Offer; Status of Options Tendered Pursuant to the Offer”), Section 11 (“Legal Matters; Regulatory Approvals”), Section 12 (“Material U.S. Federal Income Tax Consequences”), Section 13 (“Terms of the Offer Specific to Eligible Participants Located Outside of the United States”), Section 14 (“Extension of Offer; Termination; Amendment”), Schedule A (“Per Share Amounts for Eligible Options”), and the Appendix (“Guide to Non-U.S. Issues”) is incorporated herein by reference.
(b)	Purchases. The information set forth in the Offer to Purchase under Section 9 (“Interests of Directors and Officers; Transactions and Arrangements Involving Options”) is incorporated herein by reference.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Purchase under Section 9 (“Interests of Directors and Officers; Transactions and Arrangements Involving Options”) is incorporated herein by reference.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(a)	Purposes. The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.
(b)	Use of Securities Acquired. The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Offer”), Section 6 (“Acceptance of Options for Purchase and Cancellation; Delivery of Payment”) and Section 10 (“Source of Funds; Accounting Consequences of the Offer; Status of Options Tendered Pursuant to the Offer”) is incorporated herein by reference.

(c)	Plans. The information set forth in the Offer to Purchase under Section 9 (“Interests of Directors and Officers; Transactions and Arrangements Involving Options”) and Section 17 (“Corporate Plans, Proposals and Negotiations”) is incorporated herein by reference.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a)	Source of Funds. The information set forth in the Offer to Purchase under Section 10 (“Source of Funds; Accounting Consequences of the Offer; Status of Options Tendered Pursuant to the Offer”) is incorporated herein by reference.
(b)	Conditions. Not applicable.
(d)	Borrowed Funds. Not applicable.
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
(a)	Securities Ownership. The information set forth in the Offer to Purchase under Section 9 (“Interests of Directors and Officers; Transactions and Arrangements Involving Options”) is incorporated herein by reference.
(b)	Securities Transactions. Not applicable.
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
(a)	Solicitations or Recommendations. Not applicable.
ITEM 10. FINANCIAL STATEMENTS.
(a)	Financial Information. Not applicable.
(b)	Pro Forma Financial Information. Not applicable.
ITEM 11. ADDITIONAL INFORMATION.
(a)	Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under Section 9 (“Interests of Directors and Officers; Transactions and Arrangements Involving Options”) and Section 11 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.
(b)	Other Material Information. Not applicable.
ITEM 12. EXHIBITS.
     The Exhibit Index included in this Schedule TO is incorporated herein by reference.
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: November 16, 2009

COGNEX CORPORATION
By:	/s/ Richard A. Morin
Richard A. Morin
Executive Vice President of Finance and Administration, and Chief Financial Officer

EXHIBIT INDEX

Incorporated by Reference
Exhibit						Filed
Number	Description	Form	File No.	Exhibit	Filing Date	Herewith
(a)(1)(A)	Offer to Purchase Outstanding Stock Options Having an Exercise Price Equal to or Greater than $23.00 per Share, dated November 16, 2009.					X

(a)(1)(B)	Form of Email to Eligible Participants from Robert J. Shillman, CEO, Announcing Offer to Purchase.					X

(a)(1)(C)	Form of Election.					X

(a)(1)(D)	Form of Withdrawal.					X

(a)(1)(E)	Form of Election Confirmation Email.					X

(a)(1)(F)	Form of Email Reminder to Eligible Participants.					X

(a)(1)(G)	Press Release issued by Cognex Corporation on November 16, 2009.					X

(a)(1)(H)	Form of Email to Eligible Participants from Stock Plan Administrator Regarding Offer to Purchase.					X

(a)(1)(I)	Cognex Corporation’s Annual Report on Form 10-K, for its fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission on February 17, 2009, and incorporated herein by reference.	10-K

(a)(1)(J)	Cognex Corporation’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 11, 2009, and incorporated herein by reference.	14A

(a)(1)(K)	Cognex Corporation’s Quarterly Report on Form 10-Q, for its fiscal quarter ended April 5, 2009, filed with the Securities and Exchange Commission on May 6, 2009, and incorporated herein by reference.	10-Q

(a)(1)(L)	Cognex Corporation’s Quarterly Report on Form 10-Q, for its fiscal quarter ended July 5, 2009, filed with the Securities and Exchange Commission on August 5, 2009, and incorporated herein by reference.	10-Q

(a)(1)(M)	Cognex Corporation’s Quarterly Report on Form 10-Q, for its fiscal quarter ended October 4, 2009, filed with the Securities and Exchange Commission on November 2, 2009, and incorporated herein by reference.	10-Q

(a)(1)(N)	Cognex Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 20, 2009, and incorporated herein by reference.	8-K

(a)(1)(O)	Cognex Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 22, 2009, and incorporated herein by reference.	8-K

(a)(1)(P)	Cognex Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 27, 2009, and incorporated herein by reference.	8-K

(b)	Not Applicable.

(d)(1)	Cognex Corporation 2007 Stock Option and Incentive Plan.	14-A	0-17869	1	March 14, 2007

(d)(2)	Form of Stock Option Agreement under 2007 Stock Option and Incentive Plan.	10-Q	0-17869	10.2	July 28, 2008

(d)(3)	Cognex Corporation 1998 Stock Incentive Plan.	S-8	333-60807	4.3	August 6, 1998

		Incorporated by Reference
Exhibit						Filed
Number	Description	Form	File No.	Exhibit	Filing Date	Herewith
(d)(4)	First Amendment to the Cognex Corporation 1998 Stock Incentive Plan.	S-8	333-60807	4.3	August 22, 2001

(d)(5)	Second Amendment to the Cognex Corporation 1998 Stock Incentive Plan.	10-Q	0-17869	10.3	August 11, 2006

(d)(6)	Amendment to Cognex Corporation 1998 Stock Incentive Plan.	10-Q	0-17869	10.1	November 1, 2007

(d)(7)	Form of Stock Option Agreement (Non-Qualified) under 1998 Stock Incentive Plan.	10-K	0-17869	10S	February 14, 2008

(d)(8)	Cognex Corporation 1998 Non-Employee Director Stock Option Plan.	S-8	333-60807	4.1	August 6, 1998

(d)(9)	Amendment to Cognex Corporation 1998 Non-Employee Director Stock Option Plan.	10-Q	0-17869	4.2	November 1, 2007

(d)(10)	Form of Stock Option Agreement (Non-Qualified) under 1998 Non-Employee Director Stock Plan.	10-Q	0-17869	10.2	November 8, 2004

(d)(11)	Form of Letter Agreement between Cognex Corporation and each of Robert J. Shillman, Patrick A. Alias, Jerald G. Fishman, Anthony Sun and Reuben Wasserman.	10-K	0-17869	10R	February 14, 2008

(d)(12)	Employment Agreement between Cognex Corporation and Robert Willett.	8-K	0-17869	10.1	June 19, 2008

(d)(13)	Amendment to Employment Agreement between Cognex Corporation and Robert Willett.	10-K	0-17869	10X	February 17, 2009

(d)(14)	Letter from the Company to Richard A. Morin regarding Stock Option Agreements.	10-Q	0-17869	10.3	July 28, 2008

(g)	Not Applicable.

(h)	Not Applicable.